April 30, 2009

United States Securities and Exchange Commission

Washington, D.C. 20549

Submitted Electronically with Copy to Staff

Re:       Good Times Restaurants, Inc.

            Form 10-KSB for the year ended September 30, 2008

            Filed December 29, 2008

            File No. 0-18590

Good Times Restaurants, Inc. (the "Company", "we", "our" or "us") has received your letter dated April 6, 2009 containing comments on the Company's response to your letter dated February 19, 2009. This letter on behalf of the Company responds to each of the comments set forth in your letter.

For convenience of reference, we have set forth the Commission's comments in bold below, with the Company's response following each comment.

Form 10-KSB for the year ended September 30, 2008

Consolidated Balance Sheets,

1.      We have reviewed your response to our prior comment number 5 but are unclear as to why the Company did not believe an updated impairment analysis with respect to the Company's long-lived assets was required at December 31, 2008.  In this regard, we note from your Form 10-Q for the quarter ended December 31, 2008 that the Company's restaurant sales and franchise revenues both declined during the quarter ended December 31, 2008 as compared to the comparable period of the prior year resulting in a significant increase in the Company's loss from operations and net loss during the quarter ended December 31, 2008 as compared to the prior year.  These declining revenue and net earnings trends, coupled with the dramatic decline in consumer spending, the unprecedented rise in commodity costs and the upheaval in the credit markets which existed during the quarter ended December 31, 2008 as discussed on page 7 of your Form 10-Q for the quarter ended December 31, 2008, as well as the fact that the Company's market capitalization continued to decline during the quarter ended December 31, 2008, are all factors which indicate an updated impairment analysis should be performed with regard to your long-lived assets as of December 31, 2008 pursuant to the guidance in paragraph 8 of SFAS No. 144.  Please complete an updated impairment analysis with regard to the Company's long-lived assets and provide us with the results of your updated analysis.  We may have further comment upon review of your response.

We have completed an updated impairment analysis with regards to our long-lived assets as of December 31, 2008. We analyzed all individual restaurants' cash flows on a trailing twelve month basis and the results showed positive cash flow for all restaurants, with the exception of one restaurant. The positive cash flow forms the basis of for our projections to compare undiscounted future cash flows with the assets carry values as required by SFAS 144.  Historically all of our restaurants have shown positive cash flow and combined with our projections in the impairment analysis, all of the restaurants' cash flows will fully recover their asset values.

United States Securities and Exchange Commission

April 30, 2009

In regards to the one restaurant that showed a small ($10,000) negative cash flow for the trailing twelve months, it was the first time this location's annual cash flow was negative and our analysis includes projections of positive cash flow that will recover its asset value. We own the equipment and improvements only of this particular restaurant and the net book value of those assets is approximately $270,000.

2.      Assuming a satisfactory response to the above comment, please expand your critical accounting policies discussion in future filings to explain the methods and significant assumptions that were used in preparing your impairment analysis with regard to your long-lived assets.  Furthermore, we continue to believe that MD&A should also be revised to include a discussion of why management believes that its market capitalization as indicated by the current trading prices of the Company's common shares, is significantly less than the Company's book value of its net assets.

We have expanded our critical accounting policies discussion in future filings, explaining the methods and significant assumptions that we used in preparing our impairment analysis with regards to our long-lived assets.

Historically, the market capitalization of our common stock has not had a correlation to the net book value on our financial statements due to large insider holdings and a very thinly traded public stock.  It has traded well in excess of our net book value at times and below our net book value at times, based on shareholders' perspectives on the future value of the company.  Currently the market capitalization as reflected in the quoted prices of our common stock is approximately equal to the net equity of the company. However if there were to be any significant sellers or buyers of the common stock on the open market, the market capitalization could change significantly.  We are concerned that discussion of the market dynamics of a thinly traded stock in the MD&A relative to the book value on our financial statements could be confusing rather than providing added clarity.

Consolidated Statements of Cash Flows

3.      We note from your response to our prior comment number 7 that the $747,000 of gross proceeds from sale leaseback transactions reflected in your consolidated statement of cash flows for the fiscal year ended September 30, 2008 represents the transaction described in your response to our prior comment number 4.  Please explain why the amount reflected in your consolidated statement of cash flow for 2008 of $747,000 is less than the gross proceeds from the sale leaseback transaction discussed in your response to our prior comment number 4 of $849,000.

The $747,000 "Proceeds from sale-leaseback transaction" reported on the Consolidated Statements of Cash Flows for the period ending September 30, 2008 should have been reported as "Proceeds from the sale of assets", the sale involved a vacant piece of land sold to an unrelated third party in January of 2008. We correctly reported this transaction in our forms 10-QSB filed for the periods ending March 31, 2008 and June 30, 2008 and subsequently the amount was inadvertently reported on the incorrect line in the 10-KSB for the period ending September 30, 2008. The misclassification in the Consolidated Statements of Cash Flows was entirely within cash flows from investing activities and did not affect our total cash flow from operations, investing or financing. It also has no impact on liquidity, working capital or the Consolidated Balance Sheet as of September 30, 2008.

The $849,000 was not recorded as the proceeds were simultaneously used for asset purchases. A non-cash cash flow disclosure will be added to future filings to reflect this.

In connection with our response to your comments, we acknowledge that:

•         the Company and its management  is responsible for the adequacy and accuracy of the disclosure in our filings;

United States Securities and Exchange Commission

April 30, 2009

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 or Sue Knutson at 303-384-1424.

Sincerely,

/s/ Boyd E. Hoback

Boyd E. Hoback

President and CEO

Good Times Restaurants Inc.

cc:        Linda Cvrkel, Branch Chief

                                                                   Effie Simpson